T1 Energy Inc.

1211 E 4th Street

Austin, Texas 78702

September 19, 2025

VIA EDGAR

Erin Donahue

Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	T1 Energy Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed September 3, 2025 File No. 333-286455

Dear Sir or Madam:

This letter is submitted by T1 Energy Inc. (the “Company”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 5, 2025 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-286455) filed with the Commission on September 3, 2025 (“Amendment No. 2”). Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-3 (“Amendment No. 3” or the “Amendment”) through EDGAR.

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3. The changes reflected in Amendment No. 3 include those made in response to the Staff’s comments as well as other updates.

Cover Page

1.	We note your response to prior comment 1. However, we are unable to concur with the pricing approach as currently disclosed, including that the holder of Convertible Preferred Stock intends to sell "at no less than the issue price of $10.00 per share" prior to listing. Accordingly, please revise your prospectus cover to address the following items:

●	Revise disclosure that indicates the "Securities" may be sold at prevailing market prices or at negotiated prices to exclude the Convertible Preferred Stock, or alternatively to condition such pricing upon listing approval.
●	Include disclosure that you have applied to list the Convertible Preferred Stock on the NYSE. Refer to Item 501(b)(4) of Regulation S-K.
●	Provide pricing disclosure with respect to the Convertible Preferred Stock consistent with Item 501(b)(3) of Regulation S-K, including Instruction 2 thereto if and as applicable.

T1 Energy | www.t1energy.com

We acknowledge the Commission's request that we revise the disclosure with respect to the Convertible Preferred Stock. Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” In addition, Instruction 2 to Item 501(b)(3) provides that “[i]nstead of explaining the method on the outside front cover page of the prospectus, you may state that the offering price will be determined by a particular method or formula that is described in the prospectus and include a cross-reference to the location of such disclosure in the prospectus, including the page number.”

In light of such instructions and in response to the Staff’s comment, the Company has supplemented its disclosure in Amendment No. 3 as follows:

Revise disclosure that indicates the "Securities" may be sold at prevailing market prices or at negotiated prices to exclude the Convertible Preferred Stock, or alternatively to condition such pricing upon listing approval.

The Company has updated the disclosure on the cover page of the prospectus contained in the Amendment to disclose that the price at which the Convertible Preferred Stock may be resold is uncertain and will be determined as described in the section entitled “Plan of Distribution” as follows:

“The Selling Securityholders or their permitted transferees may offer, sell or distribute all or a portion of the Common Stock or the Convertible Preferred Stock, following the approval of such listing of Convertible Preferred Stock (as further discussed below), publicly or through private transactions at fixed prices, prevailing market prices or at negotiated prices, or at market prices prevailing at the time of sale.

[…]

Pending such approval, we believe the actual offering price in sales of our Convertible Preferred Stock by the Selling Securityholders will be derived from the following factors: (i) the prevailing market price of our Common Stock at the time of any such sale; (ii) the $10.00 per share purchase price paid by the Selling Securityholders in connection with the original issuance of the Convertible Preferred Stock; and (iii) the Conversion Price (as defined herein)1 of the Convertible Preferred Stock, until our listing application with the NYSE is approved. We cannot guarantee that our Convertible Preferred Stock will be approved for listing on the NYSE. We provide more information about how the Selling Securityholders may sell the Securities in the section titled “Plan of Distribution for Securities Offered by Selling Securityholders” on page 18 of this prospectus.”

[1]	“Conversion Price” means the conversion price of the Convertible Preferred Stock which is (i) $1.70 per share of Common Stock for the First Tranche Preferred Stock, and (ii) $1.90 per share of Common Stock for the Second Tranche Preferred Stock if the 10-Day VWAP of the Common Stock immediately prior to the Conversion Date is $2.50 or more per share of Common Stock (being the greater of the conversion prices for the Second Tranche Preferred Stock), and assuming no accrued and unpaid dividends; the conversion price of the Second Tranche Preferred Stock will be reduced to $1.70 per share of Common Stock in the event that the 10-Day VWAP of the Common Stock immediately prior to the Conversion Date is less than $2.50 per share of Common Stock.

T1 Energy | www.t1energy.com

Include disclosure that you have applied to list the Convertible Preferred Stock on the NYSE. Refer to Item 501(b)(4) of Regulation S-K.

The Company advises the Staff that it previously included such disclosure on page 3 of Amendment No. 2, but in response to the Staff’s comment, it has revised the cover page of the prospectus contained in the Amendment to state the following:

“Prior to the date of this prospectus, there has been no established public trading market for the Convertible Preferred Stock. We have applied to list the Convertible Preferred Stock on the NYSE. If the application is approved, we expect trading in the Convertible Preferred Stock on the NYSE to begin promptly thereafter under the symbol “TE P.””

Provide pricing disclosure with respect to the Convertible Preferred Stock consistent with Item 501(b)(3) of Regulation S-K, including Instruction 2 thereto if and as applicable.

The Company respectfully advises the Staff that because the Convertible Preferred Stock may be resold to the public by the selling stockholder at various times and in various manners at prices that may be specifically negotiated with counterparties from time to time following the approval of its application to list the Convertible Preferred Stock on the NYSE. Therefore, it is impracticable for the Company to state in the Registration Statement the price that such Convertible Preferred Stock will be sold to the public. However, the Company has disclosed the factors it believes will be considered in determining the offering price of the Convertible Preferred Stock until its application to list such stock on the NYSE is approved.

The section entitled “Plan of Distribution for Securities Offered by Selling Securityholders” has been revised in the Amendment on page 18 to explain that “Pending such approval, we believe the actual offering price in sales of our Convertible Preferred Stock by the Selling Securityholders will be derived from the following factors: (i) the prevailing market price of our Common Stock at the time of any such sale; (ii) the $10.00 per share purchase price paid by the Selling Securityholders in connection with the original issuance of the Convertible Preferred Stock; and (iii) the Conversion Price of the Convertible Preferred Stock, until our listing application with the NYSE is approved. We cannot guarantee that our Convertible Preferred Stock will be approved for listing on the NYSE.”

*     *     *

T1 Energy | www.t1energy.com

Please contact Denis Klimentchenko at +44 20 7519-7000 or via email at denis.klimentchenko@skadden.com should you require further information.

Sincerely,

/s/ Daniel Barcelo
Daniel Barcelo

Chief Executive Officer and Chairman of the Board of Directors

T1 Energy Inc.

cc:	Denis Klimentchenko, Danny Tricot and Maria Protopapa

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

T1 Energy | www.t1energy.com

4